FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 5/29/2014

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                                           Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s presentation during its 2014 investor day.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio

Name: Pablo Brizzio

Title: Chief Financial Officer

Dated: May 29, 2014

Ternium

TERNIUM INVESTOR DAY 2014

SOLOMON R. GUGGENHEIM MUSEUM

May 29, 2014

Forward-Looking Statements

This presentation contains certain forward-looking statements and information relating to Ternium S.A. and its subsidiaries (collectively, "Ternium") that are based on the current beliefs of its management as well as assumptions made by and information currently available to Ternium. Such statements reflect the current views of Ternium with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Ternium to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic or political conditions in the countries in which Ternium does business or other countries which have an impact on Ternium's business activities and investments, changes in interest rates, changes in inflation rates, changes in exchange rates, the degree of growth and the number of consumers in the markets in which Ternium operates and sells its products, changes in steel demand and prices, changes in raw material and energy prices or difficulties in acquiring raw materials or energy supply cut-offs, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Ternium does not intend, and does not assume any obligation, to update these forward-looking statements.

Event Schedule

8:30am Registration and Breakfast

9:15am Presentation by Daniel Novegil, CEO

10:00am Q&A Session with Ternium management

11:00am Closing remarks

Speakers

Daniel Novegil, Chief Executive Officer

Mr. Novegil is the Chief Executive Officer of Ternium. An Industrial Engineer, he graduated from Universidad de Buenos Aires and has a Master of Science in Management degree from Stanford University.

Mr. Novegil is a member of the Board of the World Steel Association. He is also a member of the Advisory Board of the Sloan Master Program of the Stanford University School of Business.

Pablo Brizzio, Chief Financial Officer

Máximo Vedoya, Mexico Area Manager

Martín Berardi, Siderar Executive Vice President

Oscar Montero, Planning and Operations General Director

Sebastián Martí, IR Director

Safety

Competitive Positioning

Operational Excellence

Strategic Agenda

Conclusion

Safety

- Safety program launched in 2010 resulted in significant improvement in Ternium's safety performance
- In wake of the Guerrero facility accident in July 2013, new initiatives were implemented focused on process risks:
  - Dupont technical assistance
    - Diagnosis
    - Transfer of know-how
  - OHSAS 18001 certification
- New protocols have led to continued improvement

Lost time injuries frequency rate (LTIFR)



worldsteel benchmark:
• World-class < 0.7
• Annual world avg
3.6
2.2
1.2
0.9
0.7
0.9
1.9
0.7
0.6
'09
'10
'11
'12
1Q
2Q
3Q
4Q
1Q
2013
2014
LTIFR = Lost time injuries per million worked hours

Safety

Competitive Positioning

Operational Excellence

Strategic Agenda

Conclusion

Competitive Positioning

Latin America in Focus

	Latin America	USA/Can	China	India	Asean-5*	CIS**
Population (million)	616	352	1361	1252	528	278
Nominal GDP (as % of world GDP)	8.0%	25.1%	12.4%	2.6%	2.7%	3.7%
GDP per capita ('000 USD)	9.7	52.9	6.8	1.5	3.8	9.9
Apparent steel use (kg per capita)	110	314	515	59	113	211

- Growth driven by demographics and infrastructure development
- Import substitution potential (direct and indirect)
- Skilled labor at competitive cost
- Raw materials availability (iron ore, coking coal, natural gas)

Source: Global Insight, worldsteel

(*) Asean-5: Indonesia, Malaysia, Philippines, Thailand, Vietnam
(**) CIS includes Russia, Ukraine, Kazakhstan, Belarus, Uzbekistan, Azerbaijan

Competitive Positioning

Ternium Footprint in the Americas

- 9 million tons of steel products shipped in 2013
- NAFTA accounts for 60% of total shipments
- Ternium participates in Usiminas' control group
- MEX, BRA, ARG, COL account for 67% of population, 73% of GDP and 79% of steel use in Latin America
- Iron ore in Mexico (50% of TX needs)
- Broad distribution network across Latin America



USA
0.4 mt (5%)
Shipments 2013
Ternium
Usiminas
Mexico
5.0 mt
(55%)
Colombia
0.7 mt
(7%)
Usiminas
Other Latam
0.5mt (6%)
Argentina
2.4 mt
(27%)

Competitive Positioning
Mexican Steel Market

- 19 million tons of annual steel consumption
- Strong link to US industry
- Increasing demand of high-end steel
- Substantial opportunities for import substitution (45% of flat steel consumption is imported)
- National Infrastructure Plan to boost steel consumption in Construction and Energy

Mexican flat steel market
11 million tons in 2013



6.5 mt
58%
4.7 mt
42%
Commercial
Industrial

Net indirect steel exports
Mexico-USA/Canada
(million tons)



4.0
0.9
2000
2012

Source: Canacero, worldsteel

Competitive Positioning
Industrial Market in Mexico

- Positioning in new markets through:
  - New product development
  - Certification of new steel grades
  - Ramp-up of Pesquería and Tenigal
  - Early involvement in customers' product development
- Increasing shipments to industrial customers through import substitution
- Regional commercial approach to leading industrial customers
- Fastest growing auto production market in the NAFTA region
- Ternium is the largest supplier of steel for the Mexican auto industry



Shipments by market
2010
2015e
59%
14%
27%
49%
25%
26%
Construction
Automotive
Other industries



Shipments to industrial customers
(million tons)
1.8
2.0
2.0
2.1
2.6
2010
2011
2012
2013
1Q14
annualized

Competitive Positioning
Tenigal

- Completed on time and on budget
- Certification process ongoing, expected to be completed in 2014
- Tenigal to reach full auto-grade production by second half 2015
- Ample opportunities for import substitution in the automotive coated steel market
- Second galvanizing line under analysis



Mexican automotive coated steel market
(million tons)
1.0
1.5
2.0
Other
0.5
Ternium
0.6
2010
2015
2020



Ramp-up Tenigal
(utilization rate %)
2
25
40
84
100
100
100
100
Automotive
Non-Automotive
3Q13
1Q14
3Q14
1Q15

Competitive Positioning
Construction Market in Mexico

- Positive demand prospects
  - National Infrastructure Plan
  - Energy Reform
- High value added portfolio enhances commercial differentiation
- Commercial network (service and distribution centers)
- Full product range
- New mobile self-service for customer order entry, stock management and key indicators

Shipments of 2.6 million tons to Construction market in 2013


Rebars 20%
Hot-rolled 36%
Wire rod 6%
Tubes & Profiles 9%
Prepainted 4%
Galvanized 15%
Cold-rolled 11%

Commercial network customers



Competitive Positioning
Argentine Steel Market

- Healthy steel demand in 2013
- Despite softening demand in 2014, opportunities in the medium term for:
  - Infrastructure development
  - Energy industry
- Gaining market share in the automotive industry and the construction sector

Ternium shipments


13%
52%
35%
Construction
Automotive
Other industries

Vehicle production
('000 units)


791
319
2005
2013

Source: Adefa

Cement production
(million tons)


11.9
7.5
2005
2013

Source: Indec

Competitive Positioning
Energy Industry in Argentina

- Vaca Muerta in Argentina is second largest shale gas reserve in the world (technically recoverable)
- Natural gas accounts for 54% of energy consumption in Argentina
- Imports account for 30% of Argentine natural gas consumption
- Country working to improve its domestic production capacity
- Effort will require intense use of steel

Non-conventional natural gas resources (Tcf)

1	China	1,115
2	Argentina	802
3	Algeria	707
4	USA	665
5	Canada	573
6	Mexico	545
7	Australia	437
8	South Africa	390
9	Russia	285
10	Brazil	245
	Other	1,535
Total		7,299

Source: EIA , Tenaris

Safety

Competitive Positioning

Operational Excellence

Strategic Agenda

Conclusion

Operational Excellence
Superior Operating Results

- Strong market share in growing markets
- Focus on value-added products
- Industrial expertise
- Diversified production base


EBITDA margin
14%
19%
18%
15%
17%
12%
7%
8%
5%
2009
2010
2011
2012
2013
Ternium
Global Player
USA Integrated
Long steel Americas
USA Minimill

Source: Bloomberg

Operational Excellence

New Initiatives

Logistics management program

- Reduce logistics costs through streamlining of the supply chain, from raw material procurement to steel product distribution
- Annual logistics costs of USD890 million

	Supply	Operations	Distribution
Ships, Barges, Railroad freight, Truck freight	Raw materials Steel purchases	Own iron ore Interplants flow	Local customers Exports
	USD340 million	USD240 million	USD310 million

- Expected annual savings of USD30-40 million starting in 2015

Operational Excellence
New Initiatives

Labor productivity

- New program aimed at optimizing organizational structure:
    - Automation of commercial processes (IT tools)
    - Outsourcing of non-core activities
    - Increase of span of control
- Expected reduction of 7% in white-collar headcount
- Annual savings of USD18 million starting in mid 2014

White-collar headcount ('000)



4.6
2.9
-7%
2.7
2005
2012
2014f

Hot rolled- production (million tons)



8%
7.5
8.3
9.0
2005
2012
2014f

Operational Excellence

New Initiatives

Contractor management program

- Innovative program to improve productivity of Ternium's services suppliers
- Focus on 150 contracts which represents USD275 million annual expenditures
- Program based on:
  - Analysis of supplier's value chain
  - Specialized consultants assistance
  - International benchmarking
  - Share of best practices
- Expected annual savings of USD20 million starting in 2015

Selected service contracts
(% of expenditures)



6%
29%
43%
22%
Production services
Industrial maintenance
Industrial & facility cleaning
Security

Operational Excellence
New Initiatives

Energy cost savings in Mexico - Techgen

- Ternium among the largest private energy consumers in Mexico
- USD320 million electricity expenses in 2013
- New 900 MW combined cycle power plant in Pesquería, Monterrey
- Project to be completed by the end of 2016 at a cost of USD1 billion
- Expected savings of approximately 28% versus electricity opportunity cost



Operational Excellence
Usiminas Turnaround

Substantial improvement in Usiminas performance

- Increase of EBITDA and EBITDA margin
  - Focus on domestic market
  - Increase iron ore shipments
  - Increased labor productivity

- Solid financial position
  - Working capital reduction
  - Capex discipline
  - Sound indebtedness ratio

Adjusted EBITDA
(R$ million)


EBITDA
EBITDA margin
8%
21%
218
190
232
150
226
313
441
538
514
655
4Q11
1Q14

Steel BU EBITDA
(R$ million)


EBITDA
EBITDA margin
3%
17%
74
100
201
57
20
178
289
376
308
477
4Q11
1Q14

Operational Excellence
Usiminas Turnaround

Substantial improvement in Usiminas performance

Steel shipments to Brazilian market
(million tons)


11%
4.9
5.0
5.4
2011
2012
2013

Iron ore shipments
(million tons)


21%
5.6
6.1
6.8
2011
2012
2013

Headcount
('000)


-25%
30.6
25.0
22.9
Dec11
Dec12
Dec13

Net Debt to EBITDA ratio


4.9x
1.9x
1.7x
Dec12
Dec13
Mar14

Safety

Competitive Positioning

Operational Excellence

Strategic Agenda

Conclusion

Strategic Agenda

Investment Plan 2011-2014

Capex focused on differentiation and cost reduction

Market positioning in high-end and value-added products

- Automotive hot-dip galvanizing mill (Tenigal)
- Pesquería cold-rolling mill
- Slab caster and vacuum degassing station
- Hot-dip galvanizing debottlenecking in Argentina
- Service centers expansion

Cost reduction initiatives

- New power plant (Techgen)
- Coking facilities expansion


Capex
(USD million)
339
577
1023
883
600-650
2010
2011
2012
2013
2014f
High-end investment plan
Other

Strategic Agenda
A New Commercial Profile

Increasing shipments to NAFTA market

- Expected growth of 42% between 2010 and 2015
- NAFTA will account for 66% of total shipments by 2015



Shipments growth
(base 1000 = 2010)
100
142
110
2010
2015f
Shipments mix
2015f
66%
34%
NAFTA
Non-NAFTA

Increasing high-end product shipments in Mexico

- High-end products to reach 20% of shipments to the industrial market in Mexico
- Focus on automotive industry



2010
6%
94%
2015f
20%
80%
High-End
Non-High-End

Strategic Agenda
Envisioning Ternium's Future

Envisioning

- Leader in key markets, high market share
- Focus on value-added products
- Differentiation
- Profit sustainability
- Growth

Strategic Agenda

- Expansion in North America market, mainly Mexico
- Increase in high-end product offering
- Slabs supply strategy
- Operational excellence

Safety

Competitive Positioning

Operational Excellence

Strategic Agenda

Conclusion

Conclusion

- Ternium is a leading steel company in an attractive market with substantial growth opportunities
- Positioning in the Mexican industrial market through investments in new facilities to supply high-end products
- Superior results based on industrial expertise, focus on value-added products and a diversified production base
- Unique market positioning supports key drivers of profitability and provides new opportunities
- Continued focus on generating long-term shareholder value

Ternium